Exhibit 99.2

Ku6 Media Co., Ltd.

Building 6, Zhengtongchuangyi Centre

No. 18, Xibahe Xili, Chaoyang District

Beijing 100028, People’s Republic of China

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 29, 2015

PROXY STATEMENT

General

We are soliciting the proxy on behalf of our Board of Directors (the “Board” or “our Board”) for use at the 2015 annual general meeting of shareholders of Ku6 Media Co., Ltd. (“Ku6” or the “Company”) to be held on October 29, 2015 at 10:00 a.m., Hong Kong time, and at any adjournment thereof (the “2015 AGM”). The 2015 AGM will be held at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong.

This proxy statement is available to shareholders beginning on September 25, 2015 and the form of proxy is first being mailed to shareholders on or about September 25, 2015.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date to the Company (Attention: Legal Counsel) or, if you hold ordinary shares, by attending the 2015 AGM and voting in person. Attendance at the 2015 AGM in and of itself does not revoke a prior proxy. A written notice of revocation, if delivered, must be received by the Company before October 29, 2015, if you hold our ordinary shares.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on September 21, 2015 are entitled to attend and vote at the 2015 AGM. Our ordinary shares underlying ADSs are included for purposes of this determination. As of September 21, 2015, 4,771,610,860 of our ordinary shares, par value US$0.00005 per share, were issued and outstanding, of which approximately 2,524,672,400 were represented by ADSs. The presence in person or by proxy of shareholders holding at least one-third of the issued ordinary shares of the Company entitled to vote at the 2015 AGM will constitute a quorum.

Voting and Solicitation

Each share issued and outstanding on the record date is entitled to one vote. Voting by holders of ordinary shares at the 2015 AGM will be by a show of hands unless the chairman of the 2015 AGM or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot attend or vote at the 2015 AGM.

The costs of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on the Company’s website at http://ir.ku6.com. Hard copies of the solicitation materials are available upon request to shareholders free of charge.

Voting by Holders of Ordinary Shares

Holders of ordinary shares should vote by either attending the 2015 AGM in person or by mailing the Proxy Card to us as instructed therein. The Proxy Card should be mailed to us at Attention: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China, as soon as possible to ensure receipt by us before October 29, 2015.

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the 2015 AGM in accordance with the instructions of such holder. If no specific instructions are given by such holders, the shares will be voted “FOR” each proposal recommended by our Board and in the proxy holder’s discretion as to other matters that may properly come before the 2015 AGM. Abstentions by holders of ordinary shares will count towards the quorum but shall not be included in the determination of the number of votes cast and shall not be counted as votes for or against a proposal.

Voting by Holders of American Depositary Shares (“ADSs”)

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all holders of ADSs the Notice of the 2015 AGM and an ADR Voting Instruction Card. If the depositary receives voting instructions to “abstain”, such ordinary shares of the Company represented by such ADSs will count towards the quorum but shall not be included in the determination of the number of votes cast and shall not be counted as votes for or against a proposal. Broker non-votes will not be counted toward a quorum or for any purpose in determining whether the proposal is approved.

PROPOSAL NO. 1 THROUGH NO. 7

ELECTION OF DIRECTORS

The Board has nominated seven directors for election at the 2015 AGM. Each director to be elected will hold office until the next annual general meeting of shareholders and until his or her successor is duly elected and qualified, or until his or her earlier removal, or earlier vacation of office.

Our current amended and restated Articles of Association provides that our Board shall consist of not more than 10 persons (exclusive of alternate directors of the Company).

The Board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected.

The names of the nominees, their ages as of September 25, 2015 and the principal positions with the Company held by them are as follows.

Name	Age	Position
Feng Gao(1)(2)	50	Chairman of the Board of Directors and Chief Executive Officer
Qingmin Dai (3)	47	Independent Director
Yong Gui (3)	41	Independent Director
Jun Deng (3)	44	Independent Director
Robert Chiu(1)(2)	45	Director
Mingfeng Chen(1)(2)	36	Director
Jason Ma	44	Director and Acting Chief Financial Officer

(1)         Member of the compensation and leadership development committee

(2)         Member of the corporate development and finance committee

(3)         Member of the audit committee

Directors Nominated for Election at the 2015 AGM

Feng Gao. Mr. Gao has served as our president since December, 2014. He has served as our senior vice president of strategic cooperation and the senior vice president of business development since September 2011. From 2005 to 2011, Mr. Gao served as industry cooperation director in Shanda Online and Shanda Computer, assistant president in Hurray! Holding and chief executive officer in Sun Shine after he joined Shanda Group in 2005. Prior to that, Mr. Gao served in Novell as China pre-sale engineer, China product marketing manager, China channel marketing manager and partner manager of the Asia Pacific region. Prior to that, Mr. Gao was an engineer in the Chinese Academy of Sciences. Mr. Gao received a bachelor’s degree of computer science from Beijing Computer College.

Qingmin Dai. Mr. Dai is the principal founder and has served as deputy chairman of the board of Shanghai Jiyuan Finance (Group) Co., Ltd (“Jiyuan Finance”), which was founded in 2010 and is the first listed finance management service company in Shanghai Equity Exchange (SEE: 100028). Mr. Dai has served as deputy chief editor of Moneyweekly and engaged in editing, publishing, distributing and operating of Moneyweekly since 2003. Prior to that, Mr. Dai was executive editor and chief editor of Shanghai Morning Post and Shanghai Evening Post in Jiefang Daily Group and was director of the Department of Website Construction of www.stockstar.com. Mr. Dai graduated with a master degree of international politics from Fudan University.

Yong Gui. Mr. Gui is a deputy dean, professor and Ph.D. supervisor at Fudan University’s Department of Sociology. He also serves in various managerial and academic roles including council member, deputy director of the “Economic Sociology Special Committee,” council member of “Social Network and Social Capital Special Committee” of China Sociological Association, vice general secretary of Shanghai Sociology Association. Mr. Gui has served as director of Shanda Games since June 2013. Mr. Gui received his bachelor’s and master’s degree in sociology and a doctoral degree in economics from Fudan University.

Jun Deng. Ms. Deng was a founder of CEEP (Beijing) Investment Co., Ltd. and has served as its legal director and executive director since 2012. Prior to that, Ms. Deng practiced law at Beijing Dadu Law Firm from 2000 to 2003, at Mishcon de Reya from 2004 to 2005, and at Beijing Dacheng Law Firm from 2006 to 2011. Ms. Deng worked at the Research and Development Center for SourthWest Securities from 1997 to 2000 as an analyst covering pharmaceutical industry and health care sector. Ms. Deng received an MBA degree from Oxford University in 2004, a master’s degree in law from Peking (Beijing) University in 2003 and a bachelor’s degree from Beijing Medical University (Peking University Health Science Centre) in 1996.

Robert Chiu. Mr. Chiu, joined in 2012, is the President of Shanda Group. He was also the Chairman and CEO of Cloudary Corporation, formerly named as Shanda Literature. Prior to joining Shanda, Mr. Chiu held a number of senior positions at Bank of America Merrill Lynch, including Managing Director and Head of Asia Pacific Technology, Media and Telecom Investment Banking, and Chairman of Merrill Lynch Capital Markets (Taiwan) Limited.  Before joining Merrill Lynch, Mr. Chiu worked at Morgan Stanley and Goldman Sachs in their New York, Menlo Park and Hong Kong offices. Mr. Chiu currently also serves as Vice Chairman of Copyright Society of China.  Mr. Chiu graduated with a Master of Management degree from the Kellogg School of Management, Northwestern University, with a Fulbright Scholarship in 1998.

Mingfeng Chen. Mr. Chen has served on our board of directors since June 2015. He also has served as a partner of Shanda Capital since 2014. Prior to that, Mr. Chen served as the vice president of Cloudary Corporation from 2010 to 2014 and as an associate director in the legal department of Shanda Interactive from 2003 to 2010.Prior to joining Shanda Interactive, Mr. Chen worked in the legal department of Lifan Industry (Group) for approximately two years. Mr. Chen holds a bachelor’s degree in law from Southwest University of Political Science & Law.

Jason Ma.  Mr. Ma has served as director of internal audit of Shanda Interactive Entertainment Limited since 2007. Prior to that, Mr. Ma served as internal control in APP CHINA, Sinar Mas Group from 2006 to 2007 and finance director of Shanghai Jiahai Investment from 2002 to 2006. Mr. Ma was a certified public accountant at Zhengdexin CPA Firm from 1996 to 2002. Mr. Ma has also been qualified as an accountant since 1995 and a certified internal auditor since 2005. Mr. Ma received a bachelor’s degree of Mathematics from Northwest Institute for Nationalities.

THE BOARD RECOMMENDS A VOTE FOR
THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE AS DIRECTOR

PROPOSAL NO. 8

APPROVAL, CONFIRMATION AND RATIFICATION OF THE APPOINTMENT OF PWC AS THE INDEPENDENT AUDITOR OF THE COMPANY AND THE AUTHORIZATION OF THE BOARD OF THE COMPANY TO FIX THE AUDITOR’S REMUNERATION

Our audit committee recommends, and our Board concurs, that the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PWC”) as our independent auditor to hold office until the next annual general meeting of shareholders and the authorization of our Board to fix the auditor’s remuneration be approved, confirmed and ratified.

In the event our shareholders fail to vote in favor of the appointment, PWC, as the continuing independent auditor of the Company, will nevertheless remain the independent auditor of the Company until another independent auditor is duly appointed by our shareholders or until they resign from such position.

THE BOARD RECOMMENDS A VOTE FOR
APPROVING, CONFIRMING AND RATIFYING THE APPOINTMENT OF PWC AS THE INDEPENDENT AUDITOR OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE BOARD TO FIX THE AUDITOR’S REMUNERATION

SHAREHOLDER COMMUNICATIONS WITH
THE BOARD OF DIRECTORS

The following procedures have been established by our Board in order to facilitate communications between our shareholders and our Board:

1)                Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our Board or to any individual director by mail to Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China, Attention: Acting Chief Financial Officer.

2)                Our Acting Chief Financial Officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our Board has identified as correspondence which may be retained in our files and not sent to the directors.

Our Board has authorized the Acting Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to our directors. Except as set forth in the preceding sentence, the Acting Chief Financial Officer will not screen communications sent to our directors.

3)                The log of shareholder correspondence will be available to members of our Board for inspection. At least once each year, the Acting Chief Financial Officer will provide to our Board a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our Board.

ACCESS TO CORPORATE GOVERNANCE POLICIES

We have adopted a Code of Business Conduct which applies to our employees, officers and non-employee directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC and is available on our website at http://ir.ku6.com.To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.

Copies of our committee charters and the Code of Business Conduct will be provided to any shareholder upon written request to Attention: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China.

OTHER MATTERS

We know of no other matters to be submitted to the 2015 AGM. If any other matters properly come before the 2015 AGM, it is the intention of the persons named in the form of proxy to vote the shares they represent as the Board may recommend.

FOR THE BOARD OF DIRECTORS

Feng Gao
Chairman of the Board of Directors

Dated:  September 25, 2015